WPCS International Incorporated

600 Eagleview Boulevard, Suite 300

Exton, PA 19341

March 7, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Division of Corporation Finance

Kate Beukenkamp, Esq.

Re: WPCS International Incorporated

Preliminary Proxy Statement on Schedule 14A

Filed January 17, 2014

File No. 001-34643

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated February 10, 2014 (the "Comment Letter") relating to the Preliminary Proxy Statement on Schedule 14A filed on January 17, 2014 by WPCS International Incorporated (the “Company”) and the response letter dated January 31, 2014 filed by the Company. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

General

1.	We note your response to comment 1 from our letter dated January 29, 2014. Please revise your disclosure to make clear that the Purchase Price is subject to potential adjustment by stating the same in addition to the existing disclosure discussing the calculation of the potential adjustment.

Response:

We have revised the disclosure to clearly indicate that the Purchase Price is subject to potential adjustment.

2.	We have considered your response to comment 2 and reissue. Please revise to provide the disclosure required by Item 14 of Schedule 14A regarding the transaction to acquire BTX. We note that while the authorization of additional common stock was not required to complete the transaction, it was known or reasonably should have been known that additional common stock would need to be authorized to cover the conversion of securities issued in connection with this acquisition.

Securities and Exchange Commission March 7, 2014 Page 2 of 5

Response:

Item 14 Disclosure is not Required

We continue to believe that disclosure under Item 14 is not required. We acknowledge the Staff’s position that additional common stock would need to be authorized for conversion of the securities issued in connection with the acquisition, however, the Staff did not address the second part of the rule is being fulfilled, i.e., that there is a separate vote, and therefore Item 14 information is not required.

Note A to Schedule 14A states that, “where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.” (emphasis added). As a result, if the registrants’ security holders will have a separate opportunity to vote upon the transaction, then Note A does not apply to our proposal #2, which is to increase the authorized number of shares of common stock.

Proposal 3 in the proxy statement is a separate opportunity to vote directly on the SPA and the transaction that led to the Company acquiring BTX. As the Company’s common stock is traded on The NASDAQ Capital Market (“NASDAQ”), the Company is required, pursuant to the NASDAQ rules, to obtain stockholder approval on certain transactions that could result in the issuance of more than 20% of the common stock of the Company at a price that is less than the greater of book or market value. As a result, the stockholders of the Company do have a separate opportunity to vote upon the securities that were issued in connection with the acquisition of BTX.

Pursuant to the Purchase Agreement, the Company was obligated to seek stockholder approval for (i) the increase of the authorized shares of common stock to 75,000,000 shares and (ii) the issuance of all of the Securities in accordance with NASDAQ rules and regulations. The first part of such requirement is being sought pursuant to Proposal 2 and the second part pursuant to Proposal 3. Only upon stockholders approving both Proposals will the Company achieve the stockholder approval required pursuant to the Purchase Agreement. Therefore, if the Company’s stockholders approve Proposal 2 – the increase in authorized common stock but not Proposal 3 – the approval of the issuance of common stock pursuant to the Securities, the stockholder approval is not obtained for purposes of the Purchase Agreement. Only once the stockholder approval is obtained for purposes of the Purchase Agreement is the Company obligated to reserve shares of common stock for issuance upon conversion or exercise of the Securities,

Therefore, the stockholders do have a separate opportunity to vote on the transaction. Further, the two separate proposals will allow the stockholders to approve an increase in authorized common stock (proposal #2) while rejecting the acquisition of BTX (proposal #3). If the stockholders reject proposal #3, any additional authorized shares of common stock that are approved pursuant to proposal #2 cannot be issued upon conversion of the preferred stock issued in connection with the acquisition of BTX. As a result, the Company should not be required to provide the disclosures under Item 14.

BTX was not an Acquisition of a Business

Even if Item 14 information was required, as the acquisition of BTX is being accounted for as an acquisition of assets and not as an acquisition of a business, no financial statements would be required in accordance with Rule 3-05 and Article 11 of Regulation S-X.

To determine whether or not financial statements and pro forma financial information of BTX would be required, the Company first determined whether the acquisition of BTX involved the acquisition of a business as defined by ASC 805 and Regulation S-X Rule 11-01 (d).

Securities and Exchange Commission March 7, 2014 Page 3 of 5

ASC 805-10-20 defines a business as “An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” ASC 805-10-55-4 and 55-5 further indicate that “a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.	Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.	Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.	Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

Under 55-5, to be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.

Below is a summary of the Company’s evaluation of the guidance in ASC 805-10-55-4 and 55-5:

Inputs — The Company did not acquire any physical facilities, market distribution system, sales force, and customer base.  The inputs to BTX consisted of the btxtrader.com domain name, the BTX Trader name and associated trademarks, the BTX Trader concept, and source code, and the knowledge it obtained, all of which were unpatented technology.

Processes — At the time of acquisition, BTX has no processes or organized workforce and thus the Company did not acquire any strategic or operating processes. A process is defined as a system, standard, protocol, convention or rules that when applied to an input, creates or has the ability to create outputs. In a trading platform environment business, the following processes would typically be in place, which did not exist for BTX at acquisition:

•	Clearing account processes;
•	Risk management processes;
•	Human resources;
•	Budgeting process;
•	Vendor relationships;
•	Customer relationships or contracts;
•	Trading desk agreements;
•	Patent protection process; and
•	Physical location to transact business.

Securities and Exchange Commission March 7, 2014 Page 4 of 5

Outputs — BTX has no outputs and has not generated any revenues since its inception.  It merely owns certain computer software.  Neither BTX nor the Company previously performed commercialization of any products that neither rely on the unpatented technology nor out-licensed the unpatented technology to third parties and the ownership of the unpatented technology would not be considered outputs.

Furthermore, Rule 11-01(d) of Regulation S-X indicates that the Company should evaluate whether there is continuity of the acquired entity’s operations prior to and after the acquisition (for example, whether the nature of the revenue-producing activity will remain the same after the acquisition) in determining if an acquisition is a business.  BTX had no operations or revenue producing activities before it was acquired.

In summary, based on the above, the Company has concluded that BTX did not constitute a business at the time it was acquired. Therefore, no historical financial statements are required under Rule 3-05 of Regulation S-X. It was only subsequent to the acquisition of the assets, did WPCS create a business around the acquired technology and added the initial processes to begin conducting a business. These processes included, among other things, determining the strategic business plan and related product categories of trading systems and exchanges, developing a revenue or sales model for this plan, creating a workforce, engaging a patent attorney to initiate the process of patent protection, marketing, and establishing a physical location in New York City. In addition, it performed other activities including setting-up a financial accounting and payroll system, and preparing a budget and cash forecast for managing the operations.

Therefore, even if Item 14 information was required, no financial statements are required in accordance with Rule 3-05 and Article 11 of Regulation S-X. Since no financial statements are required, no selected financial data, supplementary financial information and management’s discussion and analysis of financial condition and results of operations would be required to be disclosed. As BTX has never had any auditors, no disclosure about changes or disagreements with auditors need be disclosed, nor any information regarding market price of BTX’s common stock, since it has never been traded. As a result, we believe that any required disclosure about BTX under Item 14 would be limited to a brief description of the assets acquired, which has been provided. In addition, we have provided unaudited, pro forma financial information showing the result of the acquisition of the BTX assets, as if such acquisition occurred on October 31, 2013.

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission March 7, 2014 Page 5 of 5

Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you.

Very truly yours,

/s/ JOSEPH HEATER

Joseph Heater

Chief Financial Officer

Cc:	Thomas A. Rose, Esq.

James M. Turner, Esq.